Exhibit 99.1

Energy Fuels Announces Closing of Sale of Non-Core Mining Assets

Toronto, Ontario and Lakewood, Colorado – August 20, 2014

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”) is pleased to announce that it has completed the previously announced sale of certain non-core uranium assets to a private investor group led by Baobab Asset Management LLC and George Glasier. As previously reported, the transaction involved certain mining assets located along the Colorado-Utah border, including the Sunday Mine Complex, the Willhunt project, the San Rafael project, the Sage mine, the Van 4 mine, the Farmer Girl project, the Dunn project and the Yellow Cat project. As a result of the closing of this transaction, the Company has received cash and other consideration totaling US$1,500,000, plus another US$151,000 of cash to reimburse the Company for certain pre-closing expenses. In addition, the Company retained a 1% production royalty on all of the properties and expects to receive an additional US$230,000 of cash from the return of collateral from the bonds on the sold properties. The Piñon Ridge Mill license and related property, included in the previously announced transaction, are expected to close within two months, subject to regulatory approval.

Stephen P. Antony, President and CEO of Energy Fuels, stated: “We are pleased to close this transaction as part of our continued asset rationalization and cost reduction efforts. By monetizing these non-core uranium mining assets, Energy Fuels is able to improve our balance sheet and realize reductions in holding, permitting and compliance costs. Even though Energy Fuels no longer owns these properties, they still have the potential to provide future benefits to our White Mesa Mill through toll milling and similar arrangements, along with the associated production royalties. The White Mesa Mill remains the only operational uranium production facility in the region.”

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. in 2013. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8. Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR”, and on the NYSE MKT under the trading symbol “UUUU”.

Cautionary Note Regarding Forward-Looking Statements: This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the ability to realize reductions in holding, permitting and compliance costs and the potential of the properties to provide future benefits to the White Mesa Mill through toll milling and similar arrangements, as well as the expected closing of the sale of the Piñon Ridge Mill License and related property and the timing thereof. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include: the expected cost savings from the sale, the potential for toll milling and similar arrangements, the viability of the White Mesa Mill, the return of collateral, the anticipated closing on the Piñon Ridge assets, and the other factors described under the caption “Risk Factors” in the Company’s Annual Information Form dated March 26, 2014, which is available for review on SEDAR at www.sedar.com, and in its Form 40-F, which is available for review on EDGAR at www.sec.gov/edgar.shtml. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Curtis H. Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com